Exhibit 99.79

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Reports Third Quarter 2020 Financial Results Featuring $2.1 Million of Operating Income

Calgary, AB, September 16, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories, is pleased to report its financial and operating results for the third quarter of fiscal 2020 ending July 31, 2020.

Third Quarter 2020 – Financial Highlights:

●	Revenue for the three months ended July 31, 2020 increased by 180%, to $23.20 million from $8.29 million for the same quarter last year.

●	Segment-wise for the three months ended July 31, 2020, revenue was earned 89% ($20.54 million) by Retail, 11% ($2.63 million) by Wholesale and an immaterial percentage ($0.04 million) by Corporate, which compares to 80% ($6.64 million), 17% ($1.42 million) and 3% ($0.23 million), respectively, for the same period of 2019.
●	Geographically for the three months ended July 31, 2020, revenue was earned 75% ($17.41 million) in Canada, 23% ($5.32 million) in the United States and 2% ($0.48 million) internationally, which compares to 79% ($6.51 million), 20% ($1.63 million) and 1% ($0.15 million), respectively, for the same quarter last year.
●	Gross profit for the three months ended July 31, 2020 increased by 202%, to $9.23 million from $3.06 million for the same period of 2019.
●	Gross profit margin for the three months ended July 31, 2020 increased to 40% from 37% for the same quarter last year.
●	Income from operations for the three months ended July 31, 2020 was $2.11 million compared to a loss from operations of $4.04 million for the same period of 2019.
●	Adjusted EBITDA(1) for the three months ended July 31, 2020 was $3.96 million compared to an Adjusted EBITDA loss of $3.37 million for the same quarter last year.
●	Cash and cash equivalents as at July 31, 2020 increased to $7.11 million from $0.81 million as at October 31, 2019.

Raj Grover, President and Chief Executive Officer	“This exceptional combination of quarterly financial metrics, specifically the record levels and continued growth trends in revenue, gross profit margin, operating income, positive adjusted EBITDA and net income, reinforces our conviction that High Tide is one of the top performing cannabis companies in Canada today. High Tide’s diversified and integrated businesses, including its best-in-class e-commerce platform, were strategically positioned to generate the Company’s strongest results since inception,” said Raj Grover, President and Chief Executive Officer. “Our dedicated and passionate employees worked together to achieve these outstanding results and they should feel extremely proud of their hard work in this collective accomplishment. I am very thankful to our shareholders and stakeholders for their ongoing support of our strategy and we remain committed to achieving the highest standard in Canadian Cannabis retail.” added Mr. Grover.

Third Quarter 2020 – Operational Highlights:

●	The Company’s diversified businesses continue to gain momentum in this challenging economic environment, with the best-in-class Grasscity e-commerce platform driving continued growth in market share and daily transaction volume across North America.
●	Through the COVID-19 pandemic, existing Canna Cabana and KushBar locations have remained operational, despite the complex conditions facing the retail industry across Canada.
●	The Company opened four new Canna Cabana retail locations in Ontario: Niagara Falls, Toronto – Parliament, Burlington, and Toronto – Bayview, bringing the current total to 7 branded stores in the province.
●	The Company restructured $10.8 million of debt into an interest free debenture due in 2025.
●	The Company opened a KushBar store in Medicine Hat, Alberta.
●	Currently, there are approximately 57,000 members of Cabana Club, which has resulted in over 50% of the Company’s average daily retail cannabis transactions being conducted by Club members.
●	As of the date of this news release, the Company’s portfolio includes a total of 37 branded retail cannabis locations in Ontario, Alberta, and Saskatchewan.

Subsequent Events:

●	The Company opened a Canna Cabana store in the year-around tourist destination of Banff, Alberta.
●	The Company entered into a definitive arrangement agreement to acquire all the issued and outstanding shares of Meta Growth Corp., subsequent to which it will become the largest cannabis retailer in Canada with annualized pro-forma revenue of approximately $148 Million. The investor presentation that provides an overview of the transaction will be updated to include High Tide's and Meta Growth's recent financial results and will be available on their respective websites.
●	The Company amended the asset purchase agreement with Halo Labs to focus on three KushBar operating stores for a revised sale price of $5.7 million, which is subject to the requisite regulatory approvals.
●	The Company extended maturity of a $2.0 million loan to September 30, 2021 in consideration for warrants.

Selected financial information for the three and nine months ended July 31, 2020:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended			Nine Months Ended
	July 31,			July 31,
	2020	2019	%	2020	2019	%
	$	$	Change	$	$	Change
Revenue	23,204	8,288	180%	56,435	19,885	184%
Gross profit	9,228	3,060	202%	21,393	7,202	197%
Total operating expenses	7,118	7,098	0%	21,169	20,450	4%
Adjusted EBITDA(a)	3,961	(3,369)	NM	5,346	(10,204)	NM
Income (loss) from operations	2,110	(4,038)	NM	224	(13,248)	NM
Net income (loss)	4,268	(3,724)	NM	(4,630)	(10,864)	(57)%
Income (loss) per share (basic)	0.02	(0.02)	NM	(0.02)	(0.06)	(67)%
Income (loss) per share (diluted)	0.02	(0.02)	NM	(0.02)	(0.06)	(67)%

(a)	Adjusted EBITDA is a non-IFRS financial measure.

NM – Not Meaningful

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
	2020	2019	2020	2019
Net income (loss)	4,268	(3,724)	(4,630)	(10,864)
Income taxes	268	(1,310)	278	(3,706)
Accretion and interest	2,549	1,040	6,995	1,377
Depreciation and amortization	1,849	462	5,022	910
EBITDA (1, 2)	8,934	(3,532)	7,665	(12,283)
Foreign exchange	4	(41)	(17)	(5)
Transaction and acquisition costs	193	-	988	142
Revaluation of derivative liability	67	-	(247)	-
Gain on extinguishment of financial liability	(3,576)	-	(3,390)	-
Impairment loss	-	-	247	-
Share-based compensation	2	207	100	2,029
Revaluation of marketable securities	(1,663)	-	-	-
Discount on accounts receivable	-	(5)	-	(87)
Gain on disposal of property and equipment	-	2	-	-
Adjusted EBITDA (1, 2)	3,961	(3,369)	5,346	(10,204)

(1)	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16. For the three months ended July 31, 2020, the Company made $1,261 in lease payments. For the nine months ended July 31, 2020, the Company made $3,400 in lease payments.

Outlook

High Tide remains focused on the fundamentals of profitable retail, while continuing to leverage cannabis and its related accessories through the Company’s manufacturing and e-commerce business portfolio. High Tide’s diverse mix of consumer channels provides access to layered insights and context unavailable to competitors, providing the Company with an advantage in understanding the development of North American and global cannabis user preferences in real time.

The Company believes that achieving positive cash flow from operations, the restructuring of

$10.8 million of debt into an interest-free debenture due in 2025 and the pending acquisition of META Growth has strongly positioned High Tide to execute on its strategic growth objectives for the remainder of fiscal 2020 and beyond. The Company is well funded and operationally prepared to further its expansion in Ontario, as Canada’s largest and most underserved market.

About High Tide Inc.

High Tide is a retail-focused a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories. Its premier Canadian retail brand Canna Cabana spans 34 locations in Ontario, Alberta, and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including e-commerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its distribution divisions RGR Canada and Valiant Distribution.

High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX: APHA) (NYSE: APHA) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the expected ability of the Company to receive funds from the Windsor Capital credit facility. (ii) the sale of the common shares of Halo Labs; and (iii) the Company’s intention to develop all permits that it holds Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will have sufficient funds to execute on its strategic growth objectives in 2020. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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